

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-Mail</u>
Keith G. Myers, Chief Executive Officer
LHC Group, Inc.
420 West Pinhook Rd, Suite A
Lafayette, LA 70503

    Re: LHC Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 10, 2011
            Correspondence Submitted July 12, 2011
            File No. 001-33989

Dear Mr. Myers:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Tia Jenkins

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services